DLA Piper llp (us) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Ed Batts edward.batts@dlapiper.com T 650.833.2073 F 650.687.1106
December 4, 2009
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jan Woo & Melissa Walsh

Re:	OCZ Technology Group, Inc.
Registration Statement on Form 10
Filed September 30, 2009
File No. 000-53633
Dear Ms. Woo and Ms. Walsh:
     We are writing in response to the letter of comments (the “Comment Letter”) received by OCZ Technology Group, Inc., a Delaware corporation (the “Company”), from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated December 1, 2009, with respect to the Company’s registration statement on Form 10; File No. 000-53633. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is our response to the Staff’s comment.
General
     1. We note that you did not provide the acknowledgments that we requested, at the end of our letter dated October 28, 2009. Please provide the representations requested. Note that the representations should be made by the company.
     The Company has executed a representation letter containing the acknowledgements so request in your letter dated October 28, 2009. A copy of said representation letter is attached to this letter as Appendix A.
     2. You state on pages 5 and 6 that third parties have claimed that the SSD market has grown to approximately $1 billion in 2009 and that the DRAM had a market size of $22.3 billion in 2009. However, the supplemental support you have provided for these statements indicate that these statistics are forecasts or projections and not historical facts as your disclosure appears to suggest. Please revise your disclosure accordingly to put these statements in proper context.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     3. We note your responses to prior comments 10, 16, and 37. Based on the requirements of Rule 13a-10 of the Securities Exchange Act of 1934, you should present financial data for the “stub period” and the corresponding period of the prior year within your selected consolidated financial

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
December 4, 2009
Page Two
data and discuss the results of operations for these periods. In addition, you should include information for the comparable period of the prior year within your financial statements. Please revise accordingly.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     4. We note your revised disclosure in response to prior comment 26, which states that Mr. Petersen’s base salary was “substantially lower” than the average figure for a comparable company in 2008 so the board increased his base salary for the fiscal year 2009 such that it would be “closer to (though still lower than) the average figure” for comparable companies. Rather than use such indefinite terms, please revise to provide quantified disclosure regarding how compensation levels, both before and after any adjustments, compared to the benchmark, which you have defined as the average of the compensation of similarly-situated executives in comparable companies in your industry.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     5. We note your response to prior comment 24 regarding Ryan Petersen’s status as a promoter as defined in Rule 405 under the Securities Act of 1933. Accordingly, please revise to identify Mr. Petersen as a promoter in the filing. See Item 404(c)(1)(i) of Regulation S-K.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     6. We note that your response to prior comment 32 did not address the inconsistency between your disclosure on page 84 that approximately 328,528 shares of common stock were issued in connection with the exercise of stock options during the fiscal year ended February 28, 2008 and your disclosure on page 64 that you issued approximately 341,200 shares of common stock in connection with the exercise of stock options during the same period. Further, as requested in prior comment 32, please tell us whether the 339,200 shares issued in February 2009 as part of a capitalization of $200,000 of an acquisition-related note in favor of Douglas A. Dodson is the same transaction as the November 2008 transaction described in Note 12 of the financial statements in which you issued the same amount of shares.
     The Company notes the discrepancy in the disclosed number for stock options and has corrected the number in the Form 10. The Company confirms that the transaction with Mr. Dodson is the same as described in Note 12 to the financial statements.

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
December 4, 2009
Page Three
     7. It appears that your revised disclosure does not indicate whether the investors were accredited or sophisticated with access to information. Please refer to prior comment 33. In each instance in which you relied on Rule 506, please indicate the number of accredited versus sophisticated investors.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     8. You indicate in response to prior comment 39 that you have revised the disclosure in the Form 10 in response to our comment. Tell us what consideration you gave to revising the chronological ordering from left to right of the financial data presented in tabular or narrative form throughout the document. For example, the financial information presented throughout Item 2. Financial Information beginning on page 28 is not in the same chronological order as the financial statement presentation. Refer to SAB Topic 11E.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     9. You indicate in response to prior comment 53 that you have included the disclosures required by paragraph A240 of SFAS 123(R). Please clarify your response. For example, it does not appear that you have provided the number and weighted-average exercise prices of options exercisable or convertible at the end of the year, the weighted-average grant-date fair value of options granted during the year, the intrinsic value of options exercised during the year, nor the total fair value of shares vested during the year. Furthermore, it does not appear that you have included the disclosures required for fully vested options and options expected to vest required by paragraph A240(d).
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment.
     10. As required by Item 601(b)(2) of Regulation S-K, please amend the three separate Asset Purchase Agreements to include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.
     The Company has revised the disclosure in the Form 10 in response to the Staff’s comment. As stated within the Form 10, the Company agrees to furnish any omitted schedule to the Commission upon request.
     11. We note your revised disclosure regarding the termination agreement with Mr. Knapp, who resigned as Chief Financial Officer in March 2009, pursuant to the Confidential Resignation and Consulting Agreement and General Release of Claims, dated March 13, 2009, and your subsequent decision to re-hire him. Please explain how you determined that this agreement is not required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. In this regard we note

United States Securities and Exchange Commission
Re: OCZ Technology Group, Inc.
December 4, 2009
Page Four
that the agreement was entered into prior to the date of filing but within two years before the filing date.
     The Company has filed the referenced agreement via Edgar with the Form 10.
     12. Please file the agreement with Ryan Petersen evidencing the $500,000 loan entered into on August 19, 2009. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. If the agreement to repay the loan is not in writing, please file a written description of the contract as an exhibit. Refer to Question 146.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K, available on our website.
     The Company has filed the referenced agreement via Edgar with the Form 10.
* * * *
We hope that the foregoing satisfactorily responds to each of the comments set forth in the Comment Letter. Should you have additional questions that you would like to discuss telephonically, please do not hesitate to call the undersigned at (650) 833-2073.
Very truly yours,
DLA Piper LLP (US)
/s/ Ed Batts
Ed Batts
Partner
Admitted to practice in California

Appendix A
At the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the Registration Statement on Form 10 filed by OCZ Technology Group, Inc., a Delaware corporation (the “Company”) on September 30, 2009 (the “Filing”), the Company attests and acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing.

•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the foregoing, please contact the undersigned.

/s/ Kerry T. Smith
Kerry T. Smith
Chief Financial Officer